VIA EDGAR

February 16, 2022

Dale Welcome

Anne McConnell

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Sonic Foundry, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2021

File No. 000-30407

Dear Mr. Welcome and Ms. McConnell:

We refer to the letter dated February 11, 2022 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Sonic Foundry, Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Form 10-K for the Fiscal Year Ended September 30, 2021, File No. 000-30407 (the “Form 10-K”).

The following addresses the Staff’s comment, followed by the Company’s response to the comment.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 69

1. We note in the third paragraph of management's report on internal control over financial reporting you refer to "disclosure controls and procedures", including in your assessment of effectiveness, rather than to "internal control over financial reporting". We assume your disclosures meant to refer to internal control over financial reporting. Please confirm that management did assess and determine internal control over financial reporting was effective at September 30, 2021 and ensure you provide the appropriate language and assessments regarding both disclosure controls and procedures and internal control over financial reporting in annual filings. Refer to Items 307 and 308(a)(3) of Regulation S-K. In addition, we note your Section 302 certifications, filed as exhibits to the Form 10-K, did not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please ensure you provide the appropriate language in all certifications. Refer to Item 601(b)(31)(i) of Regulation S-K.

Response: The Company confirms that the reference to “disclosure controls and procedures” in the third paragraph of management's report on internal control over financial reporting, including in its assessment of effectiveness, was meant to refer to internal control over financial reporting. The Company further confirms that management did assess and determine that internal control over financial reporting was effective at September 30, 2021. The Company will provide the appropriate language and assessments regarding both disclosure controls and procedures and internal control over financial reporting in future annual filings. In addition, the Company’s future Section 302 certifications will include the introductory language in paragraph 4 referring to internal control over financial reporting, as required by Item 601(b)(31)(i) of Regulation S-K.

Please contact me at (608) 443-1600 or the Company’s attorney James R. Stern at (312) 213-3611 with any questions you may have regarding the Form 10-K or this letter. Electronic mail transmissions may be sent to me at ken.minor@sonicfoundry.com or to Mr. Stern at james.stern1@gmail.com.

Sincerely, /s/ Kenneth A. Minor Kenneth A. Minor Chief Financial Officer